NEWS RELEASE INTERNATIONAL GAME TECHNOLOGY PLC REPORTS SECOND QUARTER 2022 RESULTS • Revenue of $1.02 billion, down 2% as reported and up 3% at constant currency, led by 23% growth in Global Gaming • Operating income of $228 million; operating income margin of 22% at high end of outlook on substantial increase in Global Gaming profitability and resilience in Global Lottery margin • Adjusted EBITDA of $409 million, in line with prior year's record level at constant currency as Global Gaming performance offsets Lottery discrete benefits in the prior year; 40% adjusted EBITDA margin remains among the highest in Company history • Recognized a non-operating expense of $150 million representing the probable loss associated with legal proceedings related to Double Down Interactive LLC and its social gaming business sold in 2017 • Diluted EPS from continuing operations of $(0.02); Adjusted diluted EPS from continuing operations of $0.57, up 78% from the prior year • Compelling shareholder returns with $135 million deployed for cash dividends and share repurchases year-to-date • Tightening full-year 2022 revenue outlook to reflect currency movements and perimeter impact from previously announced divestiture; reconfirming operating income margin outlook as fundamentals remain strong LONDON – August 2, 2022 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the second quarter ended June 30, 2022. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below. "Strong customer and player demand for IGT's products and solutions drove some of our strongest profit results ever in the second quarter and first half of the year," said Vince Sadusky, CEO of IGT. "Our business profile is supported by significant recurring revenue streams backed by long-term contracts and resilient end markets, providing a solid foundation on which to grow. We are laser focused on executing our strategic objectives and creating compelling value for our stakeholders." "Our first half results set us firmly on the path to achieving our 2022 financial targets," said Max Chiara, CFO of IGT. "Rigor on costs and incremental revenue opportunities allow us to maintain our full-year operating income margin outlook despite unfavorable currency movements and macroeconomic challenges. At the same time, we are returning significant capital to shareholders via dividends and share repurchases." 1 Exhibit 99.1

Overview of Consolidated Second Quarter 2022 Results

All amounts from continuing operations	Quarter Ended June 30, 2022	Quarter Ended June 30, 2021	Y/Y Change (%)	Constant Currency Change (%)
($ in millions)				
GAAP Financials:				
Revenue				
Global Lottery	648	725	(11)%	(4)%
Global Gaming	330	274	21%	23%
Digital & Betting	43	42	1%	4%
Total revenue	**1,021**	**1,041**	**(2)%**	**3%**
Operating income (loss)				
Global Lottery	230	300	(23)%	(16)%
Global Gaming	57	1	NM	NM
Digital & Betting	8	9	(11)%	(10)%
Corporate support expense	(29)	(26)	(11)%	(26)%
Other[1]	(39)	(40)	3%	2%
Total operating income	**228**	**244**	**(7)%**	**1%**
Operating income margin	*22%*	*23%*		
Net cash provided by operating activities	**196**	**249**	**(21)%**	
Cash and cash equivalents	**673**	**639**	**5%**	
Earnings per share - diluted	**$(0.02)**	**$(0.48)**	**96%**	
Non-GAAP Financial Measures:				
Adjusted EBITDA				
Global Lottery	330	414	(20)%	(13)%
Global Gaming	87	35	145%	150%
Digital & Betting	12	13	(7)%	(6)%
Corporate support expense	(20)	(21)	4%	(14)%
Total Adjusted EBITDA	**409**	**442**	**(7)%**	**(1)%**
Adjusted EBITDA margin	*40%*	*42%*		
Adjusted earnings per share - diluted	**$0.57**	**$0.32**	**78%**	
Free cash flow	**117**	**176**	**(34)%**	
Net debt	**5,722**	**6,312**	**(9)%**	

[1] Primarily includes purchase price amortization

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

2

Key Highlights: • Recently completed acquisition of iSoftBet, a leading iGaming content provider and third-party aggregator, greatly expanding the Company's proprietary content library and providing a world- class game aggregation platform • Won "Lottery Supplier of the Year" at 2022 SBC Awards North America in July • Introduced high-performing Money Mania wide area progressive game to commercial gaming jurisdictions following a successful launch in tribal casinos • Signed agreement with NUSTAR Resort & Casino to deploy IGT ADVANTAGE™ casino management system and a variety of leading games and cabinets • Announced expanded sports betting partnership with SuperBook® Sports to Tennessee, the fourth state where IGT's PlaySports platform is powering the SuperBook Sports mobile betting app • Awarded a gold medal sustainability rating from EcoVadis, a leading sustainability rating agency • Recently released 2021 Sustainability Report which outlines the Company's demonstrated environmental, social, and governance (ESG) performance Financial Highlights: Consolidated revenue of $1.02 billion, down 2% as reported, or up 3% at constant currency, from $1.04 billion in the prior year • Global Lottery revenue of $648 million compared to $725 million in the prior-year period, which included $70 million in prior-year benefits primarily from the closure of gaming halls in Italy • Global Gaming revenue increases 21%, or 23% at constant currency, to $330 million, driven by strong U.S. & Canada replacement unit demand, higher average selling prices, and increased installed base yields • Digital & Betting revenue of $43 million, stable with the prior year, as iCasino growth in the U.S. is partially offset by softness in other markets; North America sports betting market gross gaming revenue impacted by lower hold levels Operating income of $228 million, down 7% as reported, or up 1% at constant currency, from $244 million in the prior-year period • Global Lottery operating income down, primarily due to about $60 million related to prior-year benefits referenced above • Global Gaming rises on higher revenue and profit flow through, partially offset by increased supply chain costs • Digital & Betting operating income of $8 million was relatively stable with the prior year Adjusted EBITDA of $409 million matches prior year's record level at constant currency; Adjusted EBITDA margin of 40% remains among the highest in Company history Net interest expense of $75 million compared to $91 million in the prior year, driven by lower average debt balances and interest rates During the second quarter, the Company recognized a pre-tax non-operating expense of $150 million ($114 million after tax) representing the probable loss associated with ongoing litigation (Benson v. Double Down Interactive LLC, No. 2:18-cv-00525 (W.D. Wash.)) and associated claims related to Double Down Interactive LLC and its social gaming business sold in 2017 by International Game Technology, a wholly-owned subsidiary of the Company Income tax benefit of $11 million compared to a provision of $32 million in the prior year, primarily driven by recognition of the non-operating expense mentioned above and foreign exchange losses in the prior year with no tax benefit 3

Income from continuing operations of $34 million versus a loss from continuing operations of $39 million in the prior-year period, driven by income tax benefit, gains in foreign exchange, and lower debt retirement costs Net loss attributable to IGT PLC of $4 million compared to net income of $306 million in the prior year due to gain on sale and income from discontinued operations in the prior-year period Net loss from continuing operations attributable to IGT PLC per diluted share of $0.02 compared to a net loss from continuing operations attributable to IGT per diluted share of $0.48 in the prior year, on higher net income; adjusted net income per diluted share increased 78% to $0.57 Net debt of $5.7 billion compared to $5.9 billion at December 31, 2021; Net debt leverage of 3.5x was stable compared to December 31, 2021 Cash and Liquidity Update • Total liquidity of $2.1 billion as of June 30, 2022; $0.7 billion in unrestricted cash and $1.5 billion in additional borrowing capacity • Executed amendment and extension of revolving credit facilities in July 2022 ◦ Increased liquidity by $150 million to $1.83 billion and rebalanced EUR/USD mix to match operational exposure ◦ Extended maturities to July 2027 ◦ Lowered interest margin and added ESG provision to allow for further potential reductions ◦ Raised annual permitted restricted payments basket from $300 million to $400 million at current credit rating; potential to increase to $550 million Other Developments The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share • Ex-dividend date of August 15, 2022 • Record date of August 16, 2022 • Payment date of August 30, 2022 Repurchased 750,000 shares for $15 million in the second quarter at an average price of $20.48 per share; 2.2 million shares repurchased for $54 million on a year-to-date basis at an average price of $24.89 per share The Company expects to close on the sale of its Italian proximity payments/commercial services business in mid-to-late September Tightening Full-year Revenue Outlook for Currency Rates and Business Disposition; Introducing Third Quarter 2022 Outlook Full Year • Revenue of $4.1 billion - $4.2 billion ◦ Lowered high end of range by $100 million ◦ Reflecting changes in currency rates and impact from sale of Italian proximity payments/ commercial services business in Q3'22 • Operating income margin of 20% - 22% remains unchanged • Cash from operations of $850 - $950 million ◦ Lowered high end of range by $50 million ◦ Primarily driven by a working capital investment in higher inventory levels to proactively manage supply chain disruptions • Capital expenditures of approximately $350 million, lowered by $50 million to adjust for updated timing of spending • Free cash flow outlook remains unchanged 4

Third Quarter • Revenue of approximately $1.0 billion - $1.1 billion • Operating income margin of 18% - 20% includes approximately 150 - 200 basis point impact from project-related expenses Outlook assumptions • EUR/USD exchange rate of 1.00 in the second half of 2022 • Impact from sale of Italian proximity payments/commercial services business in mid-to-late September 2022 • Operating income margin includes approximately 150 - 200 basis point impact from project-related and restructuring expenses expected in the second half of 2022 Earnings Conference Call and Webcast August 2, 2022, at 8:00 a.m. EDT To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT’s Investor Relations website at www.IGT.com. A replay will be available on the website following the live event. Comparability of Results All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2022 are calculated using the same foreign exchange rates as the corresponding 2021 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to- period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” 5

“should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward- looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward- looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI / Benson Matter provision, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EPS represents diluted earnings per share from continuing operations (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., DDI / Benson Matter provision, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using our diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long- term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash 6 equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency or constant FX is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the month end exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./ Canada +1 (401) 392-7452 Francesco Luti, +39 06 5189 9184; for Italian media inquiries James Hurley, Investor Relations, +1 (401) 392-7190 7

Select Performance and KPI data: ($ in millions, unless otherwise noted)

GLOBAL LOTTERY	Q2'22	Q2'21	Y/Y Change (%)	Constant Currency Change (%)[1]	Q1'22	Sequential Change as Reported (%)
Revenue						
Service						
Operating and facilities management contracts	581	675	(14)%	(8)%	599	(3)%
Upfront license fee amortization	(46)	(53)	13%	—%	(49)	5%
Operating and facilities management contracts, net	535	623	(14)%	(8)%	551	(3)%
Other	85	79	7%	22%	84	1%
Total service revenue	**621**	**702**	**(12)%**	**(5)%**	**635**	**(2)%**
Product sales	**27**	**23**	**19%**	**27%**	**45**	**(39)%**
Total revenue	**648**	**725**	**(11)%**	**(4)%**	**680**	**(5)%**
Operating income	**230**	**300**	**(23)%**	**(16)%**	**252**	**(9)%**
Adjusted EBITDA[1]	**330**	**414**	**(20)%**	**(13)%**	**356**	**(7)%**
Global same-store sales growth (%)						
Instant ticket & draw games	(8.6%)	34.9%			(6.7%)	
Multi-jurisdiction jackpots	10.8%	28.8%			(40.0%)	
Total	**(7.4%)**	**34.5%**			**(10.3%)**	
North America & Rest of world same-store sales growth (%)						
Instant ticket & draw games	(5.6%)	20.5%			(3.9%)	
Multi-jurisdiction jackpots	10.8%	28.8%			(40.0%)	
Total	**(4.2%)**	**21.1%**			**(9.0%)**	
Italy same-store sales growth (%)						
Instant ticket & draw games	**(17.5%)**	**115.2%**			**(14.5%)**	

[1] Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

8

GLOBAL GAMING	Q2'22	Q2'21	Y/Y Change (%)	Constant Currency Change (%)[1]	Q1'22	Sequential Change as Reported (%)
Revenue						
Service						
Terminal	123	108	14%	15%	108	14%
Systems, software, and other	56	48	16%	18%	58	(3)%
Total service revenue	**179**	**156**	**14%**	**16%**	**165**	**8%**
Product sales						
Terminal	108	86	25%	28%	104	3%
Other	44	31	39%	43%	55	(21)%
Total product sales revenue	**151**	**118**	**29%**	**32%**	**160**	**(5)%**
Total revenue	**330**	**274**	**21%**	**23%**	**325**	**2%**
Operating income	**57**	**1**	**NM**	**NM**	**52**	**10%**
Adjusted EBITDA[1]	**87**	**35**	**145%**	**150%**	**81**	**7%**
Installed base units						
Casino	46,765	47,964	(2)%		47,237	
Casino - L/T lease[2]	1,133	1,136	—%		1,142	
Total installed base units	**47,898**	**49,100**	**(2)%**		**48,379**	
Installed base units (by geography)						
US & Canada	32,270	33,820	(5)%		32,772	
Rest of world	15,628	15,280	2%		15,607	
Total installed base units	**47,898**	**49,100**	**(2)%**		**48,379**	
Yields (by geography)[3], in absolute $						
US & Canada	$42.64	$38.41	11%		$39.05	
Rest of world	$6.20	$4.03	54%		$5.77	
Total yields	**$30.55**	**$27.49**	**11%**		**$28.19**	
Global machine units sold						
New/expansion	818	1,167	(30)%		328	
Replacement	6,378	5,168	23%		6,848	
Total machine units sold	**7,196**	**6,335**	**14%**		**7,176**	
US & Canada machine units sold						
New/expansion	469	643	(27)%		18	
Replacement	4,580	3,485	31%		5,299	
Total machine units sold	**5,049**	**4,128**	**22%**		**5,317**	

[1] Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

[2] Excluded from yield calculations due to treatment as sales-type leases

[3] Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to lower active units in the prior year

9

Sequential Constant Change as Q2'22 Q2'21 Y/Y Change Currency Reported GLOBAL GAMING (Continued) (%) Change (%)(1) Q1'22 (%) Rest of world machine units sold New/expansion 349 524 (33)% 310 Replacement 1,798 1,683 7% 1,549 Total machine units sold 2,147 2,207 (3)% 1,859 Average Selling Price (ASP), in absolute $ US & Canada $15,200 $13,900 9% $14,800 Rest of world $13,400 $12,700 6% $12,300 Total ASP $14,600 $13,400 9% $14,200 10

DIGITAL & BETTING	Q2'22	Q2'21	Y/Y Change (%)	Constant Currency Change (%)[1]	Q1'22	Sequential Change as Reported (%)
Revenue						
Service	43	43	—%	3%	47	(9)%
Product sales	—	(0)	NA	NA	0	(55)%
Total revenue	**43**	**42**	**1%**	**4%**	**47**	**(9)%**
Operating income	**8**	**9**	**(11)%**	**(10)%**	**13**	**(38)%**
Adjusted EBITDA[1]	**12**	**13**	**(7)%**	**(6)%**	**17**	**(28)%**

CONSOLIDATED						
Revenue (by geography)						
US & Canada	585	561	4%	5%	598	(2)%
Italy	288	353	(18)%	(7)%	298	(3)%
Rest of world	148	127	16%	26%	155	(5)%
Total revenue	**1,021**	**1,041**	**(2)%**	**3%**	**1,051**	**(3)%**

[1] Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

11

International Game Technology PLC
Consolidated Statements of Operations
($ in millions and shares in thousands, except per share amounts)
Unaudited

	For the three months ended June 30,		For the six months ended June 30,	
	2022	2021	2022	2021
Service revenue	842	901	1,688	1,802
Product sales	179	140	384	254
Total revenue	**1,021**	**1,041**	**2,072**	**2,055**
Cost of services	420	438	848	880
Cost of product sales	117	88	239	160
Selling, general and administrative	195	207	388	393
Research and development	60	61	117	116
Other operating expense	1	1	1	1
Total operating expenses	**793**	**796**	**1,592**	**1,551**
Operating income	**228**	**244**	**480**	**504**
Interest expense, net	75	91	151	185
Foreign exchange (gain) loss, net	(19)	90	(22)	(55)
Other non-operating expense, net	150	70	147	94
Total non-operating expenses	**205**	**251**	**276**	**224**
Income (loss) from continuing operations before (benefit from) provision for income taxes	22	(7)	204	280
(Benefit from) provision for income taxes	(11)	32	53	181
Income (loss) from continuing operations	**34**	**(39)**	**151**	**100**
Income from discontinued operations, net of tax	—	13	—	24
Gain on sale of discontinued operations, net of tax	—	391	—	391
Income from discontinued operations	**—**	**404**	**—**	**415**
Net income	**34**	**365**	**151**	**514**
Less: Net income attributable to non-controlling interests from continuing operations	38	60	76	119
Less: Net loss attributable to non-controlling interests from discontinued operations	—	—	—	(2)
Net (loss) income attributable to IGT PLC	**(4)**	**306**	**75**	**397**
Net (loss) income from continuing operations attributable to IGT PLC per common share - basic	**(0.02)**	**(0.48)**	**0.37**	**(0.09)**
Net (loss) income from continuing operations attributable to IGT PLC per common share - diluted	**(0.02)**	**(0.48)**	**0.37**	**(0.09)**
Net (loss) income attributable to IGT PLC per common share - basic	**(0.02)**	**1.49**	**0.37**	**1.94**
Net (loss) income attributable to IGT PLC per common share - diluted	**(0.02)**	**1.49**	**0.37**	**1.94**
Weighted-average shares - basic	**202,696**	**205,096**	**203,217**	**204,977**
Weighted-average shares - diluted	**202,696**	**205,096**	**204,613**	**204,977**

12

International Game Technology PLC Consolidated Balance Sheets ($ in millions) Unaudited June 30, December 31, 2022 2021 Assets Current assets: Cash and cash equivalents 673 591 Restricted cash and cash equivalents 70 218 Trade and other receivables, net 602 903 Inventories 235 183 Other current assets 614 589 Assets held for sale 647 4 Total current assets 2,841 2,487 Systems, equipment and other assets related to contracts, net 882 937 Property, plant and equipment, net 118 119 Operating lease right-of-use assets 257 283 Goodwill 4,318 4,656 Intangible assets, net 1,316 1,413 Other non-current assets 1,247 1,429 Total non-current assets 8,139 8,836 Total assets 10,979 11,322 Liabilities and shareholders' equity Current liabilities: Accounts payable 594 1,035 Short term borrowings — 52 Other current liabilities 953 828 Liabilities held for sale 269 — Total current liabilities 1,816 1,914 Long-term debt, less current portion 6,453 6,477 Deferred income taxes 330 368 Operating lease liabilities 242 269 Other non-current liabilities 310 323 Total non-current liabilities 7,336 7,437 Total liabilities 9,152 9,351 Commitments and contingencies IGT PLC’s shareholders’ equity 1,323 1,282 Non-controlling interests 504 689 Shareholders’ equity 1,827 1,971 Total liabilities and shareholders’ equity 10,979 11,322 13

International Game Technology PLC Consolidated Statements of Cash Flows ($ in millions) Unaudited For the three months ended For the six months ended June 30, June 30, 2022 2021 2022 2021 Cash flows from operating activities Net income 34 365 151 514 Less: Income from discontinued operations, net of tax — 404 — 415 Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations: DDI / Benson Matter provision 150 — 150 — Depreciation 74 83 148 165 Amortization of upfront license fees 48 55 100 110 Amortization 46 50 94 100 Stock-based compensation 12 7 22 11 Debt issuance cost amortization 4 5 8 11 Loss on extinguishment of debt — 67 — 91 Deferred income taxes (40) (18) (31) 82 Foreign exchange (gain) loss, net (19) 90 (22) (55) Other non-cash items, net (2) 4 (10) 5 Changes in operating assets and liabilities, excluding the effects of dispositions: Trade and other receivables 102 (48) 67 (134) Inventories (28) 1 (53) 5 Accounts payable (154) (91) (136) 24 Other assets and liabilities (31) 81 (102) (14) Net cash provided by operating activities from continuing operations 196 249 385 500 Net cash provided by (used in) operating activities from discontinued operations — 5 — (31) Net cash provided by operating activities 196 254 385 469 Cash flows from investing activities Capital expenditures (79) (73) (153) (121) Proceeds from sale of assets 2 5 13 11 Other — 2 — 1 Net cash used in investing activities from continuing operations (78) (66) (139) (108) Net cash provided by investing activities from discontinued operations — 743 — 734 Net cash (used in) provided by investing activities (78) 677 (139) 626 Cash flows from financing activities Net (repayments of) proceeds from short-term borrowings (40) 4 (52) 3 Net (repayments of) receipts from financial liabilities (6) (6) 36 3 Principal payments on long-term debt — (1,035) — (2,422) Payments in connection with the extinguishment of debt — (63) — (85) Payments of debt issuance costs — (1) — (7) Proceeds from long-term debt — — — 750 Net proceeds from Revolving Credit Facilities 212 84 245 516 Repurchases of common stock (15) — (54) — Dividends paid (41) — (81) — Dividends paid - non-controlling interests (76) (20) (173) (89) Return of capital - non-controlling interests (39) (51) (49) (61) Capital increase - non-controlling interests 3 1 3 11 Other (3) (5) (10) (10) Net cash used in financing activities (4) (1,091) (134) (1,392) Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents 115 (160) 111 (297) Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents (49) 23 (62) (13) Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period 791 956 808 1,129 Cash and cash equivalents and restricted cash and cash equivalents at the end of the period 858 819 858 819 Less: Cash and cash equivalents included within assets held for sale 58 — 58 — Less: Restricted cash and cash equivalents included within assets held for sale 57 — 57 — Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations 743 819 743 819 Supplemental Cash Flow Information Interest paid 43 53 150 219 Income taxes paid 71 35 78 39 14

International Game Technology PLC Net Debt ($ in millions) Unaudited June 30, December 31, 2022 2021 5.350% Senior Secured U.S. Dollar Notes due October 2023 61 61 3.500% Senior Secured Euro Notes due July 2024 517 564 6.500% Senior Secured U.S. Dollar Notes due February 2025 1,094 1,093 4.125% Senior Secured U.S. Dollar Notes due April 2026 744 744 3.500% Senior Secured Euro Notes due June 2026 775 844 6.250% Senior Secured U.S. Dollar Notes due January 2027 745 745 2.375% Senior Secured Euro Notes due April 2028 516 562 5.250% Senior Secured U.S. Dollar Notes due January 2029 744 744 Senior Secured Notes 5,197 5,357 Euro Term Loan Facilities due January 2027 1,029 1,121 Euro Revolving Credit Facility B due July 2024 109 — U.S. Dollar Revolving Credit Facility A due July 2024 118 — Long-term debt, less current portion 6,453 6,477 Short-term borrowings — 52 Total debt 6,453 6,529 Less: Cash and cash equivalents 673 591 Less: Cash and cash equivalents included within assets held for sale 58 — Less: Debt issuance costs, net - Revolving Credit Facilities due July 2024 — 17 Net debt 5,722 5,922 Note: Net debt is a non-GAAP financial measure 15

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended June 30, 2022					
	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Income from continuing operations						34
Benefit from income taxes						(11)
Interest expense, net						75
Foreign exchange gain, net						(19)
Other non-operating expense, net						150
Operating income (loss)	230	57	8	295	(68)	228
Depreciation	43	27	4	74	—	74
Amortization - service revenue [1]	48	—	—	48	—	48
Amortization - non-purchase accounting	6	1	—	7	1	8
Amortization - purchase accounting	—	—	—	—	39	39
Stock-based compensation	2	1	—	4	8	12
Other	—	—	—	—	1	1
Adjusted EBITDA	**330**	**87**	**12**	**429**	**(20)**	**409**

Cash flows from operating activities - continuing operations	196
Capital expenditures	(79)
Free Cash Flow	**117**

	Pre-Tax Impact	Tax Impact [2][3]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			(0.02)
Adjustments:			
Foreign exchange gain, net	(0.09)	0.04	(0.14)
Amortization - purchase accounting	0.19	0.05	0.14
Discrete tax items	—	(0.02)	0.02
DDI / Benson Matter provision	0.74	0.18	0.56
Net adjustments			0.59
Adjusted EPS from continuing operations attributable to IGT PLC - diluted [4]			**0.57**

[1] Includes amortization of upfront license fees

[2] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction

[3] The reported effective tax rate was (50.8)%. Adjusted for the above items, the effective tax rate was 20.3%

[4] Adjusted EPS was calculated using weighted average shares outstanding of 204.1 million, which includes the dilutive impact of share-based payment awards

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International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended June 30, 2021					
	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations						(39)
Provision for income taxes						32
Interest expense, net						91
Foreign exchange loss, net						90
Other non-operating expense, net						70
Operating income (loss)	300	1	9	310	(66)	244
Depreciation	49	31	4	83	—	83
Amortization - service revenue [1]	55	—	—	55	—	55
Amortization - non-purchase accounting	9	1	—	10	1	11
Amortization - purchase accounting	—	—	—	—	39	39
Stock-based compensation	2	2	—	3	4	7
Other	—	—	—	—	1	1
Adjusted EBITDA	**414**	**35**	**13**	**463**	**(21)**	**442**

Cash flows from operating activities - continuing operations	249
Capital expenditures	(73)
Free Cash Flow	**176**

	Pre-Tax Impact	Tax Impact [2] [3]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			(0.48)
Adjustments:			
Foreign exchange loss, net	0.44	0.03	0.40
Amortization - purchase accounting	0.19	0.05	0.15
Loss on extinguishment and modifications of debt, net	0.32	—	0.32
Discrete tax items	—	0.08	(0.08)
Other (non-recurring adjustments)	0.01	—	0.01
Net adjustments			0.80
Adjusted EPS from continuing operations attributable to IGT PLC - diluted [4]			**0.32**

[1] Includes amortization of upfront license fees

[2] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction

[3] The reported effective tax rate was (492.1)%. Adjusted for the above items, the effective tax rate was 34.3%

[4] Adjusted EPS was calculated using weighted average shares outstanding of 206.8 million, which includes the dilutive impact of share-based payment awards

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International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the six months ended June 30, 2022					
	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Income from continuing operations						151
Provision for income taxes						53
Interest expense, net						151
Foreign exchange gain, net						(22)
Other non-operating expense, net						147
Operating income (loss)	482	108	21	612	(132)	480
Depreciation	87	54	8	148	(1)	148
Amortization - service revenue [(1)]	100	—	—	100	—	100
Amortization - non-purchase accounting	13	3	—	16	1	17
Amortization - purchase accounting	—	—	—	—	77	77
Stock-based compensation	5	3	—	8	14	22
Other	—	—	—	—	1	1
Adjusted EBITDA	**686**	**168**	**29**	**883**	**(41)**	**842**

Cash flows from operating activities - continuing operations	385
Capital expenditures	(153)
Free Cash Flow	**232**

	Pre-Tax Impact	Tax Impact [(2) (3)]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			0.37
Adjustments:			
Foreign exchange gain, net	(0.11)	0.08	(0.19)
Amortization - purchase accounting	0.37	0.09	0.28
Discrete tax items	—	(0.15)	0.15
DDI / Benson Matter provision	0.73	0.18	0.56
Net adjustments			0.80
Adjusted EPS from continuing operations attributable to IGT PLC - diluted [(4)]			**1.17**

(1) Includes amortization of upfront license fees

(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction

(3) The reported effective tax rate was 26.0%. Adjusted for the above items, the effective tax rate was 22.8%

(4) Adjusted EPS was calculated using weighted average shares outstanding of 204.6 million, which includes the dilutive impact of share-based payment awards

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International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the six months ended June 30, 2021					
	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Income from continuing operations						100
Provision for income taxes						181
Interest expense, net						185
Foreign exchange gain, net						(55)
Other non-operating expense, net						94
Operating income (loss)	637	(25)	16	628	(124)	504
Depreciation	96	63	7	166	(1)	165
Amortization - service revenue [1]	110	—	—	110	—	110
Amortization - non-purchase accounting	17	2	—	19	2	21
Amortization - purchase accounting	—	—	—	—	79	79
Stock-based compensation	2	2	—	5	6	11
Other	—	—	—	—	1	1
Adjusted EBITDA	**862**	**44**	**24**	**929**	**(37)**	**892**

Cash flows from operating activities - continuing operations	500
Capital expenditures	(121)
Free Cash Flow	**380**

	Pre-Tax Impact	Tax Impact [2] [3]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			(0.09)
Adjustments:			
Foreign exchange gain, net	(0.27)	0.02	(0.29)
Amortization - purchase accounting	0.38	0.09	0.29
Loss on extinguishment and modifications of debt, net	0.42	—	0.42
Discrete tax items	—	(0.33)	0.33
Other (non-recurring adjustments)	0.01	—	0.01
Net adjustments			0.74
Adjusted EPS from continuing operations attributable to IGT PLC - diluted [4]			**0.65**

[1] Includes amortization of upfront license fees

[2] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction

[3] The reported effective tax rate was 64.4%. Adjusted for the above items, the effective tax rate was 35.2%

[4] Adjusted EPS was calculated using weighted average shares outstanding of 206.6 million, which includes the dilutive impact of share-based payment awards

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